Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:     (905) 841-2300
Fax:           (905) 841-2244
Web:        www.helixbiopharma.com
June 23, 2009
NEWS RELEASE

HELIX BIOPHARMA CORP BEGINS TRADING ON THE
OTCQX INTERNATIONAL MARKET LISTING AS HXBPF

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) announced today that it has commenced trading in the U.S. on the OTCQX International Market under the ticker symbol HXBPF.  Investors can find real-time quotes, disclosure and financial information about the OTCQX International Market at www.otcqx.com.

“Our OTCQX listing provides Helix with enhanced local access to the largest capital market in the world,” said John Docherty, president and chief operating officer of Helix.  “Following our recently announced 20-F SEC registration, our OTCQX listing is another important steppingstone towards our ultimate goal of a listing on a major U.S. stock exchange such as The NASDAQ.”

U.S. investment bank, Merriman Curhan Ford, will serve as Helix‘s Principal American Liaison (“PAL”) on the OTCQX and will be responsible for providing guidance on the Company’s continuing OTCQX-listing requirements and arranging a comprehensive suite of U.S. capital market services.

“Merriman is very pleased to sponsor Helix and to serve as their PAL,” said Stephen Nash, managing director and head of Merriman Curhan Ford’s OTCQX Advisory Group.  “With our leadership in the advising, financing and trading of small capitalization health care companies, Merriman is uniquely positioned to help raise this exciting company’s profile amongst U.S. investors.”

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

About Merriman Curhan Ford
Merriman Curhan Ford (NASDAQ: “MERR”) is a financial services firm focused on fast-growing companies and the institutions that invest in them. The company offers high-quality investment banking, equity research, institutional services and corporate & venture services, and specializes in five growth industry sectors: CleanTech, Consumer/Internet/Media, Health Care, Natural Resources and Technology.  For more information, please go to www.mcfco.com.

About OTCQX
The OTCQX marketplace, operated by Pink OTC Markets Inc., is the premier tier of the U.S. over-the-counter market.   OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified non-U.S. exchange and provide ongoing disclosure in English to U.S. investors. More importantly, OTCQX distinguishes the reputable international issuers from the 9,000 over-the-counter securities traded in the U.S. Only leading companies that have substantial operating businesses and provide credible disclosure to the public are eligible for inclusion on the premium-tier OTCQX, which commenced trading on March 5, 2007.  For more about OTCQX, visit www.otcqx.com.

For further information contact:

Investor & Media Relations
Ian Stone                        Robert Flamm, Ph.D.
Russo Partners LLC                  Russo Partners LLC
Tel:      (619) 814-3510                    Tel:   (212) 845-4226
Fax:      (619) 955-5318                    Email: robert.flamm@russopartnersllc.com
Email:   ian.stone@russopartnersllc.com                   www.russopartnersllc.com

Helix BioPharma Corp. (“Helix” or the “Company”) has relied solely on Merriman Curhan Ford and OTCQX for the information about them, respectively, provided in this News Release and the Company disclaims any liability with respect to such information.  Helix disclaims responsibility or liability for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Helix of such websites. This News Release contains certain forward-looking statements and information regarding Helix’s OTCQX listing, its relationship with Merriman Curhan Ford, its ultimate goal of listing on a major U.S. stock exchange and its product development, which statements and information can be identified by the use of forward-looking terminology such as “towards,” “goal”, “developing”, “will be”, “to help” or variations thereon, or comparable terminology referring to future events or results. Forward looking statements and information are statements and information about the future and are inherently uncertain. Helix’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous risks and uncertainties including without limitation: uncertainty whether Helix’s shares will ultimately be listed on a major U.S. exchange, whether Nasdaq or otherwise, due to the fact that it does not currently meet the minimum listing requirements of any such exchange and may never meet them or if it does, it may not be accepted for listing on any such exchange;  uncertainty whether the Company’s U.S. investor profile will be raised amongst U.S. investors, which may not occur due to a number of factors including potential lack of demand for Helix’s shares, the fact that Helix’s shares will be “penny stock” and subject to certain restrictions, and the state of the financial and stock markets generally; Helix’s dependency on Merriman Curhan Ford for performance and the possibility that the relationship of the parties may terminate early; uncertainty whether Helix’s shares will continue to be listed on the OTCQX; uncertainty whether the Company’s products under development, including Topical Interferon Alpha-2b and L-DOS47 will be successfully developed and commercialized as a drug or at all; the need for additional clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely manner or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; as well as a description of other risks and uncertainties affecting Helix and its business, as contained in news releases and filings with the securities regulatory authorities, including its latest Annual Information Form, at www.sedar.com and Form 20-F at www.sec.gov/edgar.shtml, any of which could cause actual results to vary materially from current results or Helix’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.